NEWS RELEASE

DECEMBER 18, 2006

CANADIAN GOVERNMENT ANNOUNCES GUIDANCE ON “NORMAL GROWTH” FOR INCOME TRUSTS

Canetic Resources Trust (“Canetic” or the “Trust” or “We”) (CNE.UN–TSX; CNE–NYSE) wishes to inform its unitholders that following the close of markets on Friday, December 15, 2006 the Canadian Department of Finance provided further guidance on what will constitute “normal growth” in respect of the proposed tax measures announced on October 31, 2006 regarding income and royalty trusts and the taxation of trust distributions that are expected to become applicable to the Trust on January 1, 2011.

BACKGROUND

On Tuesday, October 31, 2006, Canada's Minister of Finance announced the Federal Government’s intention to impose a new tax on distributions from publicly traded income and royalty trusts. For existing income trusts such as Canetic, the government has proposed a four-year transition or “grace” period.  As a result, existing income and royalty trusts that were publicly traded as of October 31, 2006, will not be subject to the new measures until January 1, 2011.  The measures proposed on October 31, 2006 include the application of a 31.5 percent tax on the distributable cash of income and royalty trusts to be paid by the trust prior to making distributions to unitholders.  The following table outlines in general terms the potential impact of the proposed tax measures relative to the current level of taxation applicable to unitholders of income and royalty trusts.

Simplified Comparison of Investor Tax Rates in 2011

Unitholder type	Current System of Taxation for Income and Royalty Trust Unitholders	Proposed System of Taxation for Income and Royalty Trust Unitholders

Taxable Canadian (*)	46%	45.5%
Canadian tax-exempt	0%	31.5%
Taxable U.S. investor (**)	15%	41.5%

(*) All rates in the table are as of 2011, include both entity- and investor-level tax (as applicable) and reflect already-announced rate reductions and the additional .5% corporate rate reduction. Rates for "taxable Canadian" assume that top personal income tax rates apply and that provincial governments increase their dividend tax credit for dividends of large corporations.
(**) Canadian taxes only. U.S. tax will in most cases also apply.

ANNOUNCED GUIDELINES FOR “NORMAL GROWTH” OF INCOME AND ROYALTY TRUST DURING GRACE PERIOD

In conjunction with its announcement of the new tax measures to be applied to income and royalty trusts, the Federal Government also announced that while it had no intention of limiting income and royalty trusts from “normal growth” during the four-year grace period, it would take steps to rescind the grace period and immediately apply the new tax measures against any income or royalty trust it considered to have undertaken “undue growth or expansion” subsequent to October 31, 2006.  The announcement by the Department of Finance following the close of markets on Friday, December 15, 2006, seeks to clarify the Federal Government’s position as to what will constitute “normal growth” for income and royalty trusts during the four-year grace period.  The announcement provided guidelines outlining the position of the Federal Government and Department of Finance with respect to acceptable levels of growth for income and royalty trusts during the period of November 1, 2006 through to December 31, 2010.  In its announcement the Department of Finance indicated that it will honour the four-year grace period and will not apply the proposed tax measures to any existing income or royalty trust prior to January 1, 2011 so long as such income or royalty trust does not grow its equity capital through the issuance of new equity in excess of certain guidelines.  The guidelines on new equity issuance put forth by the Department of Finance are generally referred to as “safe harbour” amounts and are set out as a percentage of the trust’s market capitalization, as measured in terms of the value of the trusts issued and outstanding publicly-traded equity units as of October 31, 2006 (the “Market Capitalization Basis”).  Determination of the Market Capitalization Basis for this purpose will not include the value of debt outstanding as of October 31, 2006, (whether or not that debt is convertible to equity or was itself publicly traded), options or other interests that were convertible into equity units of the trust.  The general guidelines of the Department of Finance with respect to the issuance of new equity are outlined below:

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Growth of an income or royalty trust for this purpose shall be measured by the issuance of new equity which cannot exceed the greater of $50 million per year or the “safe harbour” amounts of 40 percent, 20 percent, 20 percent, and 20 percent of the trust’s Market Capitalization Basis in each of 2007 (inclusive of the period between November 1, 2006 to December 31, 2007), 2008, 2009 and 2010, respectively.

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The annual safe harbour amounts are cumulative and can be carried forward if not used in a particular year.  However, the growth of an income or royalty trust may not exceed the cumulative sum of the safe harbour amounts available to it in any given year or the combined safe harbour total of 100 percent at the end of the four-year grace period.

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Issuance of new equity of an income or royalty trust for these purposes includes the issuance, subsequent to October 31, 2006, of new units and new debt that is convertible into units; if attempts are made to develop other such substitutes for equity, those may be included as well.

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Replacing debt that was outstanding as of October 31, 2006 with new equity, whether through a debenture conversion or otherwise, will not be considered as issuance of new equity under the safe harbour amounts.  New, non-convertible debt can also be issued, subsequent to October 31, 2006, without affecting the safe harbour; however, the replacement of that new debt with equity will be counted as growth and issuance of new equity under the safe harbour amounts.

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An issuance of equity by an income or royalty trust will not be considered growth or issuance of new equity under the safe harbour to the extent that such issuance is made to satisfy the exercise by another person or partnership of a right in place on October 31, 2006 to exchange an interest in a partnership, or a share of a corporation, into that new equity.

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The merger of two or more existing income or royalty trusts each of which traded on October 31, 2006, or a reorganization of an income or royalty trust, will not be considered growth or issuance of new equity under the safe harbour to the extent that there is no net addition to equity as a result of the merger or reorganization.

In addition to the provision of the above guidelines on acceptable growth for income and royalty trusts during the four-year grace period, the Department of Finance also outlined its intention to examine existing legislation and take all necessary steps to ensure that any potential conversion of an income or royalty trust back to a corporation be allowed to take place without any tax consequences to unitholders upon the conversion.

As one of the largest royalty trusts in Canada, with an estimated Market Capitalization Basis for these purposes of approximately $4.5 billion on October 31, 2006, Canetic believes that it remains well positioned in respect of the announced guidelines to continue to implement its existing strategy to acquire, consolidate and exploit maturing crude oil and natural gas assets both in Canada and international markets. Canetic remains opposed to the Federal Government’s proposed tax measures and continues to be an active member of the Canadian Association of Income Funds (CAIF) and the Coalition of Canadian Energy Trusts (CCET). Canetic will continue to monitor further developments and activities with respect to the Federal Government’s proposed new tax measures and intends to continue to keep investors informed of any material developments that have the potential to affect unitholders of the Trust.  Canetic will continue to review all actions and alternatives available to the Trust to position it appropriately in the best interests of our unitholders in the context of changes in the economic and political environment in which it operates.

For further information regarding the Federal Government’s proposed tax measures please visit Canetic’s website at www.canetictrust.com and follow the link entitled “Canadian Government Proposal for Taxation of Income Trusts”.

ADVISORY

Forward-Looking Statements

Certain information in this news release constitutes forward-looking statements under applicable securities law.  Any statements that are contained in this news release that are not statements of historical fact may be forward-looking statements.  Forward-looking statements are often identified by terms such as “may”, “should”, “anticipate”, “expects” and similar expressions.  Forward-looking statements in this news release include, but are not limited to, statements with respect to the substance and timing for adoption of the Federal Government’s tax proposals, including the new safe harbour provisions, and Canetic’s intended response to the tax proposals.  These forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with changes in the tax proposals or safe harbour, or the failure of the Federal Government to adopt such legislation; As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Readers are cautioned that the foregoing list of factors is not exhaustive.

Additional information on these and other factors that could affect Canetic’s operations or financial results are included in Canetic’s reports on file with Canadian and U.S. securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), the SEC’s website (www.sec.gov), Canetic’s website (www.canetictrust.com) or by contacting Canetic. Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and Canetic does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by securities law.

All references are to Canadian dollars unless otherwise indicated.

Additional Information

Additional information regarding the Trust and its business operations, including the Trust's annual information form for the period ended December 31, 2005, is available on the Trust's SEDAR company profile at www.sedar.com, the SEC’s website at www.sec.gov or Canetic’s website at www.canetictrust.com.